December 9, 2024

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra:

On October 1, 2024, Northern Lights Fund Trust (the "Trust" or the "Registrant"), on behalf of its series, Grant Park Dynamic Allocation Fund (the "Fund"), filed post-effective amendment No. 1469 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds.

You provided oral comments to Abigail Ophir with respect to the Amendment. Please find below the Funds’ response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1: Please confirm that all blanks, brackets or otherwise missing information in the Amendment will be completed in a subsequent post-effective amendment.

Response: The Registrant so confirms.

Summary Prospectus

Fee and Expenses of the Fund

Comment 2: Please align the introductory paragraph above the fees and expenses table to the language and format of Item 3 of Form N-1A.

Response: The disclosure has been revised as follows:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More

December 9, 2024

information about these and other discounts is available from your financial intermediary and in the section of the Fund’s Prospectus titled, “How to Purchase Shares.”

Principal Investment Strategies

Comment 3: In the first paragraph, please clarify what is meant by “liquid foreign and domestic markets.”

Response: The Registrant has decided to delete the term “liquid” from the disclosure.

Comment 4: In the second paragraph, please define emerging markets as it relates to the Fund’s investments.

Response: The Registrant notes the existing disclosure that the Fund considers emerging market issuers to be those found in the MSCI Emerging Markets Index.

Comment 5: Also in the second paragraph, please disclose how the Fund chooses investments, including ETFs and REITs.

Response: The Registrant notes that the Fund will only have investment exposure to REITS through an investment in an ETF.

The following disclosure has been added:

The Sub-Advisers employ quantitative research in identifying trading opportunities in changing market environments.

Additionally, existing disclosure regarding each sub-adviser has been revised as follows:

EMC Capital Advisers, LLC

EMC Capital Advisors, LLC (“EMC”) will invest the Fund’s assets delegated to it in a globally diversified portfolio of futures across equity, fixed income, currency and commodity sectors. In managing Fund assets, EMC’s proprietary model considers market data, such as price and volatility, in assessing positive or negative price trends and the momentum of sustained price movements.

Richmond Quantitative Advisors, LLC

December 9, 2024

Richmond Quantitative Advisors, LLC (“RQA”) implements its global allocation strategy by investing in futures and ETFs across global equity, fixed income and commodity markets. In pursuing its strategy, RQA may take long or short positions. RQA’s investment model considers market price trends and market momentum.

Comment 6: Also in the same paragraph, please describe how the Fund will determine which securities and derivatives it will purchase.

Response: Please see response to Comment 5 above.

Comment 7: In the same paragraph, please provide information if the Fund intends to focus on any geographic regions.

Response: The Fund does not intend to focus on any specific geographic regoins. Accordingly, no additional disclosure will be added.

Comment 8: In the same paragraph, please clarify what types of derivative the Fund intends to use and for what purpose. The Staff asks the Fund to tailor its answer towards the operations of the Fund and what kind of route the Fund intends to take.

Response: The Registrant notes that existing disclosure that provides that the Fund will use options, futures, forwards, and swaps in pursuing its investment objective of providing positive absolute returns. The Registrant further notes that existing disclosure that the Fund may use futures and options for hedging purposes.

Comment 9: In the same paragraph, please clarify if a derivative component is only used with respect to the equity sleeve of the portfolio or does it apply to the fixed income sleeve as well.

Response: The Registrant notes that existing disclosure provides that Fund assets not otherwise used to execute its principal investment strategies will be invested directly in various fixed income instruments.

Comment 10: In the third paragraph, please disclose how the Adviser determines allocation levels to each Sub-Adviser.

Response: The Registrant respectfully declines to revise the existing disclosure regarding allocations to subadvisers.

December 9, 2024

Comment 11: Also in the third paragraph, please disclose what aspect of the investment strategy is managed by the Sub-Advisers.

Response: The Registrant believes that existing disclosure regarding each subadviser’s use of various derivatives is appropriate and further notes that the prospectus provides that the Adviser will directly manage

Comment 12: In the fourth paragraph, please confirm whether the financials of the Subsidiary will be consolidated with the financials of the Fund. In addition, please confirm in correspondence that the Subsidiary’s expenses will be included in the fee and expense table.

Response: The Registrant confirms that the Subsidiary’s expenses will be reflected in the fee table and notes the exiting disclosure on page 21 of the Prospectus that indicates that the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements.

Comment 13:  Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate, or already have designated, an agent for serivce of process in the United States. In addition, please confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

Comment 14:  In the fifth paragraph, please clarify if the fixed income sleeve is a non-principal investment strategy.

Response: The first sentene of the fifth paragraph has been revised as follows:

Separately, the Adviser will manage the assets not otherwise needed to execute the Fund’s primary principal investment strategy in a manner designed to provide the Fund liquidity, to preserve capital and to generate interest income without creating duration-related or liquidity risks.

Comment 15:  Also in the fifth paragraph, please revise and consider breaking up the discussion in this paragraph as it seems reasonable or makes sense.

Response: The Registrant respectfully declines to revise the existing disclosure.

December 9, 2024

Comment 16:  Please ensure that the spelling of EMC Capital Advisors, LLC is consistent throughout the Amendment.

Response: The requested revisions have been made.

Comment 17:  With respect to Richmond Quantitative Advisors, LLC, please provide more information on what specific instruments are being invested in.

Response: Please see reeponse to Comment 5 above.

Principal Investment Risks

Comment 18:  Please include the Model and Data Risk disclosure under the Principal Investment Strategies section.

Response: References to each subadviser’s use of a model has been added. Please see response to Comment 5 above.

Additional Information About Investment Strategies and Related Risks

Management

Comment 19: In the first sentence of David M. Kavanagh’s professional biography, please correct the typographical error.

Response: The requested revision has been made.

Comment 20: The Staff requests that the Fund keeps the biographies of the portfolio managers of the investment adviser and sub-advisers consistent.

Response: The Registrant respectfully declines to revise the existing disclosure.

Part C

Comment 21: Please include the investment advisory agreement between the Subsidiary and the Advisor as an exhibit pursuant to Item 28(h) of Form N-1A.

December 9, 2024

Response: The advisory agreement will be included as an exhibit to the Fund’s next post-effective amendment.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,
/s/ Andrew Davalla
Andrew Davalla